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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (FINAL AMENDMENT)

                             WHITE RIVER CORPORATION
                                (NAME OF ISSUER)


                     Common Stock, Par Value $.01 Per Share
                                 and associated
                          Rights to Purchase Shares of
                Series B Participating Cumulative Preferred Stock
                         (TITLE OF CLASS OF SECURITIES)


                                  964452 10 6
                                 (CUSIP NUMBER)


         Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 6 pages
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CUSIP No. 964452 10 6

------- -----------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FUND AMERICAN ENTERPRISES HOLDINGS, INC.
        I.R.S. IDENTIFICATION NO. 94-2708455
------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /  /
                                                                      (b) /X /
------- -----------------------------------------------------------------------
3       SEC USE ONLY

------- -----------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
---------------------------------- ----- --------------------------------------
                                   5     SOLE VOTING POWER
                NUMBER OF                0
                 SHARES            ----- --------------------------------------
              BENEFICIALLY         6     SHARED VOTING POWER
                OWNED BY                 0
                  EACH             ----- --------------------------------------
                REPORTING          7     SOLE DISPOSITIVE POWER
               PERSON WITH               0
                                   ----- --------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                         0
------- -----------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
------- -----------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /  /
------- -----------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (9)
        0%
------- -----------------------------------------------------------------------
12      TYPE OF REPORTING PERSON
        CO
------- -----------------------------------------------------------------------


                                Page 2 of 6 pages
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CUSIP No. 964452 10 6

------- -----------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FUND AMERICAN ENTERPRISES, INC.
        I.R.S. IDENTIFICATION NO. 04-3357154
------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /  /
                                                                      (b) /X /
------- -----------------------------------------------------------------------
3       SEC USE ONLY

------- -----------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
---------------------------------- ----- --------------------------------------
                                   5     SOLE VOTING POWER
                NUMBER OF                0
                 SHARES            ----- --------------------------------------
              BENEFICIALLY         6     SHARED VOTING POWER
                OWNED BY                 0
                  EACH             ----- --------------------------------------
                REPORTING          7     SOLE DISPOSITIVE POWER
               PERSON WITH               0
                                   ----- --------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                         0
------- -----------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
------- -----------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /  /
------- -----------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (9)
        0%
------- -----------------------------------------------------------------------
12      TYPE OF REPORTING PERSON
        CO
------- -----------------------------------------------------------------------


                                Page 3 of 6 pages
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Item 1(a). NAME OF ISSUER:

      This Statement on Schedule 13G (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of White River Corporation, a Delaware corporation ("White River"), including the associated rights to purchase shares of Series B Participating Cumulative Preferred Stock, par value $1.00 per share, of White River.

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      777 Westchester Avenue, Suite 201, White Plains, New York, 10604.

Item 2(a). NAME OF PERSON FILING:

      Fund American Enterprises Holdings, Inc. ("Fund American") and its wholly owned subsidiary Fund American Enterprises, Inc. ("FAE").

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:


      Fund American   80 South Main Street, Hanover, NH 03755

      FAE             76 Olcott Drive, STE L6, White River Jct, VT 05001

Item 2(c). CITIZENSHIP:

      Fund American and FAE are Delaware corporations.

Item 2(d). TITLE OF CLASS OF SECURITIES:

      Common stock, par value $.01 per share, of White River, including the associated rights to purchase shares of Series B Participating Cumulative Preferred Stock, par value $1.00 per share, of White River.

Item 2(e). CUSIP NUMBER:

      964452 10 6

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:


                                Page 4 of 6 pages
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Not applicable.




Item 4. OWNERSHIP.

      (a) AMOUNT BENEFICIALLY OWNED: 0 shares of Common Stock.

      (b) PERCENT OF CLASS: 0%

      (c) NUMBER OF SHARES AS TO WHICH FUND AMERICAN HAS:

          (i) sole power to vote or to direct the vote:
              0

         (ii) shared power with FAE to vote or to direct the vote:
              0

        (iii) sole power to dispose or to direct the disposition of:
              0

         (iv) shared power with FAE to dispose or to direct the disposition of:
              0

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.


                                Page 5 of 6 pages
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Item 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.


Item 10. CERTIFICATION.

        Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    February 5, 1999


                                        FUND AMERICAN ENTERPRISES
                                        HOLDINGS, INC.

                                        By:
                                           ------------------------------------
                                             Name:    Michael S. Paquette
                                             Title:   Senior Vice President and
                                             Controller


                                        FUND AMERICAN ENTERPRISES, INC.

                                        By:
                                           ------------------------------------
                                             Name:    James H. Ozanne
                                             Title:   President



                                Page 6 of 6 pages